Exhibit 21.1
List of Subsidiaries at December 31, 2006
     The following table sets forth the name and jurisdiction of incorporation of our subsidiaries. Each subsidiary is owned, directly or indirectly, by us.

Name	Jurisdiction of Incorporation
Hythiam International (Cayman), Ltd.	Cayman Islands
Hythiam International, Sarl	Switzerland
Quit System, Sarl	Switzerland
Hythiam Switzerland, Sarl	Switzerland
Quit System Italy, Srl	Italy
Quit Systems Spain Trading, Sl	Spain
Quit System Ukraine, Ltd.	Ukraine